PILGRIM’S PRIDE CORPORATION

1770 Promontory Circle

Greeley, Colorado 80634

(970) 506-8000

January 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eranga Dias

Re: Pilgrim’s Pride Corporation (CIK No. 0000802481)

       Registration Statement on Form F-4 (File No. 333-268974)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Pilgrim’s Pride Corporation, respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:30 p.m. Eastern Standard Time on January 18, 2023, or as soon thereafter as practicable.

Should you have any questions regarding this letter, please do not hesitate to contact Victor Mendoza at (305) 995-5208 or Joseph Chung at (212) 819-7818 of White & Case LLP, counsel to the Company.

[Signature Page Follows]

Sincerely,

PILGRIM’S PRIDE CORPORATION

By:	/s/ Matthew Galvanoni

Name:	Matthew Galvanoni
Title:	Chief Financial Officer

Signature Page to Acceleration Request (Pilgrim’s Pride Corporation)